SECURITIES AND EXCHANGE COMMISSION
                     Washington,  DC  20549
                           Form 10-C
        Report by Issuer of Securities Quoted on NASDAQ
                  Interdealer Quotation System
          Filed pursuant to Section 13 or 15(d) of the
        Securities Exchange Act of 1934 and Rule 13a-176
                      or 15d-17 thereunder


                 Granite State Bankshares, Inc.
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         (Exact name of issuer as specified in charter)


         122 West Street,  Keene,  New Hampshire  03431
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            (Address of principal executive offices)


Issuer's telephone number, including area code   (603) 352-1600
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           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding

1.  Title of security...................................Common Stock
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2.  Number of shares outstanding before the change......2,160,181
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3.  Number of shares outstanding after the change.......2,045,081
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4.  Effective date of change............................November 7, 1995
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5.  Method of change:

    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)................
         Acquisition of stock for treasury
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    Give brief description of transaction.....................................
         Acquisition of common stock pursuant to a stock repurchase program.
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                 II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change................................
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2.  Name after change...................................
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3.  Effective date of charter amendment changing name...
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4.  Date of shareholder approval of change, if required.
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Date    March 27, 1996          /s/ William G. Pike  Executive Vice Pres & CFO
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                                (Officer's signature & title)